Continental

Continental Aktiengesellschaft

Press Release

e Tuesday, April 8, 2003, 10:00 am CET

Presentation of Continental AG's Annual Financial Statements

- Operating result hits new record at □694.3 million

- Sales up to □11.4 billion despite difficult environment

- Outlook for fiscal 2003 hard to predict

Hannover, April 8, 2003. Opening the press conference in Hannover for the presentation of Continental's annual financial statements, Manfred Wennemer, Chairman of the Executive Board of Continental AG, emphasized to journalists that in 2002 Continental achieved the best operating result in the history of the company despite a background of intense uncertainty about the economic situation in the automotive business.

Sales, earnings, debt and investments

In 2002, **consolidated sales** increased by 1.6% to €11.4 billion (2001: €11.2 billion). Disregarding changes in the scope of consolidation, particularly due to the first-time inclusion of Continental Temic for full twelve months, sales would have been just under the previous year. Currency effects had a negative impact of 1.8 percentage points. The consolidated operating result before regular goodwill amortization (EBITA) rose significantly by €661.5 million to €694.3 million (2001: €32.8 million). Taking into consideration the restructuring expenses for 2001 of €467.6 million, the increase came to €193.9 million or 38.7%. Restructuring measures, which took place above all in the tire divisions, were completed in 2002 and have already shown highly positive effects.

In total, consolidated net income came to €226.0 million, representing a gain of €483.6 million (2001: minus €257.6 million). Earnings per share were up €3.80 to €1.75, after a negative €2.05 in 2001.

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Continental Aktiengesellschaft
Corporate Communications
Vahrenwalder Straße 9
D-30165 Hanover
P.O. Box 1 69
Phone +49 (0)511-938-1278
+49 (0)511-938-1146
+49 (0)511-938-1485
www.conti-online.com
prkonzern@conti.de

At the end of 2002, net indebtedness amounted to €1.899 billion, thus €702 million lower than at the end of the previous year (€2.601 billion).

This means that the company has moved much closer towards its declared goal of returning to a reasonable relationship between shareholders' equity and debt. The corresponding figure, the gearing ratio, has improved from 168% at the end of 2001 to 111% in 2002.

Additions to property, plant and equipment and software dropped from €740.8 million in 2001 to €620.0 million in 2002, which represents a capital expenditure ratio of 5.4% (2001: 6.6%).

Sales and earnings within the divisions

Sales in 2002 for the **Continental Automotive Systems** (CAS) division grew 14.6% from €3.986 billion to €4.568 billion. After adjustment for changes in the scope of consolidation – in particular the first-time inclusion of Continental Temic for twelve months – the increase amounted to 9.3%. EBITA for the division jumped 68.7% to €311.9 million (2001: €184.9 million). The rise in sales is due to sales volume growth in all units. The biggest increases were recorded by Electronic and Hydraulic Brake Systems, and the Electronics unit. Overall, CAS is the world's leading manufacturer of hydraulic wheel brakes for passenger cars, and its electronic brake systems business is one of the fastest growing product segments of the company. In 2002, for example, about 2.5 million ESPs were produced after some 2 million in 2001. This year, output will be way above the 3 million mark.

With sales of €3.777 billion (2001: €4.016 billion), the **Passenger Tires** division fell 6.0% short of the previous year.

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Continental Aktiengesellschaft Corporate Communications
Vahrenwalder Straße 9
D-30165 Hanover
P.O. Box 1 69
D-30001 Hannover
Phone +49 (0)511-938-1278
+49 (0)511-938-1146
+49 (0)511-938-1485
Fax: +49 (0)511-938-1055
www.conti-online.com
prkonzern@conti.de





This is primarily due to the disposal of the British retail chain National Tyre Service, the drop in the US dollar exchange rate, and the weak replacement business in the USA and Mexico. The Passenger Tires division increased its EBITA by €327.7 million to €184.6 million (2001: minus €143.1 million). This result for 2002 was impacted by the impairment of goodwill in the amount of €34 million, while the previous year's result was impacted by restructuring expenses of €344 million.

Sales volume in the division's European replacement business rose encouragingly, with new records being set for winter and high-performance tires, while volumes in the USA and Mexico fell short of expectations. Market share was strengthened in the original equipment sector and, with only a slight rise in vehicle production overall, the division succeeded in increasing sales volume by 5%.

The **Commercial Vehicle Tires** division reported a slight decline in sales from €1.320 billion in 2001 to €1.311 billion in 2002. However, after adjustment for exchange rate effects, sales were up 3.4%. The EBITA figure for the Commercial Vehicle Tires division rose significantly by €182.6 million to €92.9 million (2001: minus €89.7 million). The result for 2001 was negatively impacted by restructuring expenses in the amount of €113 million for the shut-down of two plants. In 2002, the impairment of goodwill in North America was offset by the disposal of land and machinery, each in the amount of €15 million.

In Europe, sales volumes for truck tires in the original equipment and replacement markets were slightly below the previous year, while in the USA volume growth in the replacement business more than compensated for the decline in deliveries to the vehicle manufacturers.

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Continental Aktiengesellschaft Corporate Communications
Vahrenwalder Straße 9
D-30165 Hanover
P.O. Box 1 69
D-30001 Hannover
Phone +49 (0)511-938-1278
+49 (0)511-938-1146
+49 (0)511-938-1485
Fax: +49 (0)511-938-1055
www.conti-online.com
prkonzern@conti.de

2002 saw the expansion of our plant in Puchov, Slovakia, into Europe's largest and most modern truck tire manufacturing facility with an annual capacity of 1.5 million tires.

Sales of the **ContiTech** division amounted to €1.764 billion and were slightly down on the previous year (€1.768 billion). Disregarding changes in the scope of consolidation due to the sale of small parts of the company, sales would have slightly exceeded the 2001 figure. Positive developments were recorded in the Power Transmission and Air Spring Systems units in particular. These were offset by declining sales at Sealing Systems, Benecke-Kaliko and Vibration Control. Conveyor Belt Systems, Elastomer Coatings and Fluid were on a par with the previous year.

ContiTech boosted its EBITA by 16% from €122 million to €141.5 million. This increase was largely the result of efficiency improvements in the factories, as well as the market success of a number of new products. The result for the previous year was positively influenced by income in the amount of €24 million from the disposal of two small business units, while also being negatively impacted by expenses for restructuring measures amounting to €8 million.

Employees

As of December 31, 2002 the number of employees working for the Corporation fell against the previous year by 914 to 64,379 (2001: 65,293). The largest divisions in workforce terms are Passenger Tires with 33% and Continental Automotive Systems with 30%, followed by ContiTech and Commercial Vehicle Tires with 23% and 14% respectively.

There was a slight rise in the number of trainees from 1,190 to 1,228 in 2002.

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Continental
Aktiengesellschaft
Corporate Communications

Vahrenwalder Straße 9
D-30165 Hanover
P.O. Box 1 69
D-30001 Hannover

Phone +49 (0)511-938-1278
+49 (0)511-938-1146
+49 (0)511-938-1485
Fax: +49 (0)511-938-1055

www.conti-online.com
prkonzern@conti.de




Continental Aktiengesellschaft

Dividend proposal

After not distributing a dividend for fiscal year 2001, the Executive and Supervisory Boards of the company will propose a dividend for 2002 of €0.45 per share to the Annual Shareholders' Meeting on May 23.

Estimates for 2003

Fiscal year 2003 is characterized by general uncertainty. Unpredictability with regard to the overall economic situation – and to business in the automotive sector in particular – as a result of developments in the global economy, and the lack of forecasts by some of the companies key vehicle manufacturer customers, make it difficult to present any estimates at this time. With these reservations in mind, Continental is forecasting a moderate decline in automobile production in North America and Europe for the year as a whole.

For 2003, the Company is expecting the operating result to be at the previous year's level and is continuing to strive for its goal of a gearing ratio of 100% by the end of the year. Continental made a positive start to the current year, with sales for the first months exceeding last year's figures.

Dr. Heimo Prokop
Director Corporate Communications
Tel.: +49-(0)511-938-1485
Fax: +49-(0)511-938-1055
E-Mail: prkonzern@conti.de

Andreas Meurer
Head of Press
Tel.: +49-(0)511-938-1278
Fax: +49-(0)511-938-1055
E-Mail: prkonzern@conti.de

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